Mail Stop 3561

July 24, 2006

<u>Via Fax & U.S. Mail</u>

Richard M. Lavers, General Counsel, Secretary, CFO and CAO
Coachmen Industries, Inc.
2831 Dexter Drive
Elkhard, Indiana 46514

> **Re: Coachmen Industries, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed February 27, 2006**
> **File No. 001-07160**

Dear Mr. Lavers:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2005

Item 7- Management Discussion and Analysis

Results of Operations, page 23

1. We note that your results of operations have materially varied during the last five years (2001-2005).   In view of material variances in results from period to period, we suggest additional tabular disclosure that may enhance the quality of presentation in MD&A.   In accordance with the guidance in FR-72 (Release 33-8350), the company could include additional tabular presentation that highlights the factors or conditions that impacted the change in results in comparison with the prior fiscal year followed by an explanation of the reasons for the changes and a discussion and analysis of known trends in the narrative section for results of operations.   This additional tabular financial information could be presented in the forefront of the results of operations discussion, after your current tabular presentation of your consolidated statements of operations as a percentage of sales and percentage change in dollar amount of each item.   We also believe that this tabular financial information may provide ease of analysis for readers by providing a summary in one location of the factors that impacted the change in results from year to year. Whereas, a reader presently has to look at various disclosures through-out your MD&A discussion and notes to financial statements to locate material changes from year to year.   Noted below is an example of some items that materially impacted the results from fiscal year 2004 and 2005. This list may not be all-inclusive, so any table should include additional items as necessary.

	Changes in Fiscal 2005 From Fiscal 2004 (Thousands)
(1) Provisions for Write-down on Assets to NRV	$ 9,300
(2) Increase in Warranty Exp. (Recall & Repairs)	14,000
(3) Restructuring Costs (Severance, etc.) on IRP Plan	x,xxx
(4) Loss on Sale of Property and Other Assets	5,900
(5) Provision for Doubtful Accounts Receivable	800
(6) Increased Retail & Wholesale Incentives	5,900
(7) Litigation Settlements	3,200

Liquidity and Capital Disclosures, page 28

2. As noted within Note 6 to your financial statements, you were not in compliance with your net worth covenants. As such, please revise your disclosures to detail the circumstance surrounding this violation as well as whether you expect to continue to be in violation of this or other covenants in future periods and the length of the waiver provided to you. Further, revise your MD&A to disclose the possible outcomes should the lender object to providing you with a waiver and the possible actions you might take under such circumstances.

3. In addition, note 6 in the financial statements states the bank has waived the net worth violation covenant as of December 31, 2005 for the Credit Agreement which provided for a long-term loan. From this disclosure, it is unclear whether the bank has waived the right to demand repayment for more than one year. Please clarify the disclosure or it appears that this non-current debt should be classified as a current liability. Refer to the guidance in paragraph 5(a) of SFAS No. 78 and advise accordingly.

Principal Contractual Obligations, page 30

4. In accordance with the guidance in Section III.D of FR-67 (Release 33-8182), please disclose an additional column for the total amount of principal contractual obligations for each obligation and for the aggregate of all obligations. Please revise accordingly.

Consolidated Statement of Cash Flows, page 40

5. Reference is made to the provisions for write-down of assets to realizable value that aggregated approximately $9.24 million in fiscal 2005. As the face of your consolidated statement of operations only reflects $1.076 million as a write-down of assets, please include disclosure where the additional $8.1 million of write-down is classified in the statement of operations. Although it appears that discontinued operations may contain a significant amount of write-downs on asset, we suggest you provide a table in the notes that separately reflects the amount and captions included in continuing operations as well as the amount included in discontinued operations that aggregate the amount of write-down for the fiscal year.

Shipping and Handling Costs, page 47

6. We note that your accounting policies for delivery costs are in accordance with EITF 00-10 for the classification of these costs as an accounting policy decision that requires appropriate disclosure. However, your classification of delivery costs as operating expenses results in a variety comparability issues with other

registrants, in your industry, that elected to include delivery costs as part of cost of goods sold. We believe that due to the materiality of these costs, you should revise your filings to include a significant discussion within MD&A that addresses how your election to classify these costs as operating expenses impact the comparability of reporting performance measures, such as gross profit, for companies that elect to include these costs in "costs of sales." Your disclosure should detail the impact of this election on your financial statements. However, please ensure that your updated disclosures do not include any non-GAAP measures (e.g. gross profit including delivery costs or gross profit excluding revenues derived from delivery charges) but solely the impact of excluding these costs from gross profit. Please revise accordingly.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or the undersigned at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

David R. Humphrey
Branch Chief- Accountant